PRIVILEGED & CONFIDENTIAL

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments

Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

Allarity Therapeutics, Inc.

(Name of Issuer)

          COMMON STOCK, PAR VALUE $0.0001PER SHARE

(Title of Class of Securities)

       016744104

(CUSIP Number)

               December 20, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

PRIVILEGED & CONFIDENTIAL

CUSIP No.: 016744104	SCHEDULE 13G	Page 2 of 6 Pages

1)	NAME OF REPORTING PERSON Forsakringsaktiebolaget Avanza Pension
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Stockholm, Sweden
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 561,549
		6)	SHARED VOTING POWER
		7)	SOLE DISPOSITIVE POWER
		8)	SHARED DISPOSITIVE POWER 561,549
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,549
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6,95%
12)	TYPE OF REPORTING PERSON FI

PRIVILEGED & CONFIDENTIAL

CUSIP No.: 016744104	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Allarity Therapeutics, Inc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

210 Broadway, Suite 201

CAMBRIDGE, MA, 02139

United States

Item 2(a).	Name of Person Filing:

Forsakringsaktiebolaget Avanza Pension

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Box 13129

Stockholm, Sweden 10303

Item 2(c).	Citizenship:

Forsakringsaktiebolaget Avanza Pension is a company organized under the laws of Sweden

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $0.0001 per share

Item 2(e).	CUSIP Number: 016744104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

PRIVILEGED & CONFIDENTIAL

CUSIP No.: 016744104	SCHEDULE 13G	Page 4 of 6 Pages

(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K)

Item 4.	Ownership. (The shares in this Schedule 13G were acquired through the “Recapitalization Share Exchange”.)

(a)	Amount beneficially owned: 561,549

(b)	Percent of class: 6,95%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 561,549

(ii)	Shared power to vote or to direct the vote: None

.

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: 561,549

Number and Percentage of Shares Beneficially Owned 6,95% / 561,549	Date December 20, 2021

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

PRIVILEGED & CONFIDENTIAL

CUSIP No.: 016744104	SCHEDULE 13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

PRIVILEGED & CONFIDENTIAL

CUSIP No.: 016744104	SCHEDULE 13G	Page 6 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a Swedish insurance company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

December 27, 2021

Joakim Lomell / Middle Office
Name/Title